Mail Stop 6010   March 24, 2009

Michael E. Lombardozzi, Esq.
Platinum Underwriters Holdings, Ltd.
Executive Vice President, General Counsel, Chief Administrative Officer and Secretary
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08 Bermuda

      Re: Platinum Underwriters Holdings Ltd.
                Preliminary Proxy Statement on Schedule 14A
                Filed March 10, 2009
                File No. 001-31341

Dear Mr. Lombardozzi:

      We note the responses of your legal counsel dated March 23, 2009 and have the
following comments. Where indicated, we think you should revise your documents in response
to these comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal Two – Approval of the Amended and Restated Bye-laws

1. Our conversation with your legal counsel on March 23rd was not intended to suggest you
   reorganize your bylaws. Please note the staff's position is that proposals to amend the
   bylaws should be separated in order to give shareholders an opportunity to vote
   separately on each material revision proposed. You may make amendments contingent
   on approval of some or all of the other proposed amendments. Additionally, you may
   aggregate proposed amendments that are non-substantive or not material. For example, if
   you believe renumbering of bylaws provisions or other technical changes would require
   shareholder approval if some, but not all, of the proposed revisions are approved, you
   may want to include a miscellaneous provision seeking the approval of any necessary
   renumbering or other non-substantive conforming changes, as was suggested to your
   legal counsel. Such a proposal may be included with any other proposed amendment that
   you have deemed to be non-material.

      As appropriate, please revise your proxy statement in response to our comments. You
may wish to provide us with marked copies of the revised document to expedite our review.
Please furnish a response letter that keys your responses to our comments. Detailed cover letters

greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Linda E. Ransom, Esq.
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019-6092

        Charles Collis, Esq.
        Conyers Dill & Pearman, Barristers & Attorneys
        Clarendon House, 2 Church Street
        Hamilton HM 11
        Bermuda